January 25, 2007

William White
Chief Financial Officer
California News Tech
825 Van Ness Avenue, Suite 406-407
San Francisco, CA 94109

Re: California News Tech
        File No. 000-50762
        Form 10-K for Fiscal Year Ended
        December 31, 2005

Dear Mr. White:

        We have reviewed your response letter dated December 21, 2006 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Product Development, Page F-7

1.   We have read and considered your response to our prior comment. We are still unclear why no amortization has been recorded related to products that have been put into service and are currently being sold to outside customers. Please address the following:

        • Provide us with a *detailed* analysis of how you were able to determine that it was not necessary to record any amortization related to products that have been made available to customers. It appears from the disclosure in your

2005 Form 10-K and your responses that a portion of the product has been available for general release to customers. Therefore it seems that amortization related to this product should have been recorded. Reference is made to paragraphs 8 and 43 of SFAS 86.

- Explain to us how any revisions to the software necessary to make the product available to your "intended market" do not represent product enhancements which should be accounted for separately from the website. Reference is made to SFAS 86 and paragraph 8 of EITF 00-2.

- We note from your previous response that you considered those customers who purchased your product during 2005 to be "early adopters" of your software and that the product was not complete. To the extent this is true, and these "early adopters" represent a test group and not your intended market, explain to us how you were able to determine that you had met technological feasibility related to this product. To the extent you were testing the product as of December 31, 2005, and technological feasibility had not been obtained, explain to us how you determined it was appropriate to capitalize software costs in accordance with SFAS 86.

- Notwithstanding the above, tell us the amount of the amortization that would have been recorded in 2005 had you begun amortizing the product on the date you determined it was available for use by subscribers. It appears that you began selling this product to outside customers during June 2005. Provide us with a *detailed* analysis of how this amount was calculated.

As appropriate, please amend your filing to address these comments or explain to us why no amendment is necessary.

2. In connection with responding to our comment, please provide, in writing, a statement from the *company*, on *company* letterhead and signed by an officer of the *company*, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to the comment included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3414.

Sincerely,

Jorge L. Bonilla
Senior Staff Accountant